Star Equity Holdings

A Diversified Holding Company

Common Stock:
Nasdaq: STRR

Series A 10% Preferred Stock:
Nasdaq: STRRP

Growing shareholder value through operational excellence and disciplined capital allocation

Investor Presentation
February 2021



Healthcare



Building & Construction



Real Estate & Investments

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. ("Star," "STRR" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company pays dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's various businesses, including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc.") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company.

About Star Equity Holdings (Nasdaq: STRR; STRRP)

Star Equity Holdings

- Transformed into a diversified holding company through the acquisition of ATRM Holdings (Sep. 2019)
- New company structure: separate business divisions with shared corporate functions
- Tax-efficient Series A 10% Preferred stock (non-convertible) issued as consideration in the transaction
- In May 2020, completed a $5.5 million public offering; growth plans now fully funded
- Recently announced planned sale of DMS Health segment (Mobile Healthcare)* and changed name to Star Equity Holdings ("Star") in Q1 2021

Common Stock:
(Nasdaq: STRR)
4.8 million shares as of 9/30/20

Series A Preferred Stock:
(Nasdaq: STRRP)
1.92 million shares as of 9/30/20
10% annual cash dividend

Star currently has three divisions:

HEALTHCARE			BUILDING & CONSTRUCTION		REAL ESTATE & INVESTMENTS	
ACROSS THE USA			*Maine/New England*	*Minneapolis-area*		
Diagnostic Imaging	**Diagnostic Services**	**Mobile Healthcare ***	**KBS Builders**	**EGBL**	**Star Real Estate**	**Investments**
Designs, manufactures, and sells proprietary solid-state mobile imaging cameras for hospitals and physicians	Offers mobile imaging services to medical providers in their facilities	Provides mobile diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine and healthcare expertise	Designs and manufactures modular housing units	Designs and manufactures wall panels and engineered wood products	Owns and manages real estate portfolio of Star's operating companies	Strategic investments could be made in potential acquisition targets for Star
Services existing installed base			Designs and manufactures wall panels	Distributes building materials and operates a professional lumber yard and showroom		
Digirad cameras	*Mainly Digirad cameras*	*Non-Digirad cameras*	Commercial and residential projects	Commercial and residential projects		

3

* Star Equity entered into a Stock Purchase Agreement to sell its DMS Health Technologies, Inc. business unit for $18.75M. The Agreement is subject to customary closing conditions and is expected to close in Q1 2021.

Investment Highlights

Benefits of Holding Company Structure

- **Enhanced revenue, cash flow, and earnings** due to stronger growth, cost savings, and other efficiencies

- Optimized and disciplined capital allocation will **maximize returns** over the long term

- **Operating CEOs focused on operations and growth**

- **Platform for future bolt-on acquisitions** and other growth opportunities

FY 2019 Highlights (vs. FY 2018)

$114.2M
Revenue
+9.6%

$22.1M
Gross Profit
+21.0%

$7.7M
Adjusted EBITDA[1]
+29.2%

$3.0M
Free Cash Flow [1]
vs $5.0M

Tax Asset

$91.6M NOL [2]
@ 12/31/2019

_____

(1) This presents non-GAAP financial measures. A discussion of the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding Star's financial condition and results of operations is included as Exhibit 99.2 **(with a reconciliation included in Exhibit 99.1)** to Star's report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2020, May 15, 2020, May 15, 2020, August 13, 2020, and November 13, 2020, respectively.

(2) Net operating loss carryforward can be generally used to offset US taxable income.

Star's Business Divisions and Corporate Structure

Star Equity Holdings

OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

CURRENT OPERATING BUSINESSES

Healthcare
CEO: Matt Molchan

Building & Construction
GMs: Matt Mosher/Scott Jarchow

(bolt-on acquisitions to expand existing divisions)

FUTURE OPERATING BUSINESSES

Future Acquisition 1

Future Acquisition 2

(future acquisitions to create new business divisions)

STAR'S MANAGEMENT
Executive Chairman (Jeff Eberwein)
COO/CFO (David Noble)
Board of Directors

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Real Estate & Investments

Real Estate & Investments

Business Divisions: Digirad Health

Star Equity Holdings


Digirad

Healthcare

Digirad Health

Star Equity Holdings

Healthcare

Across the USA

Diagnostic Imaging	Diagnostic Services	Mobile Healthcare *
Digirad cameras	***Mainly Digirad cameras***	*Non-Digirad cameras*
Designs, manufactures, and sells proprietary solid-state imaging cameras for hospitals and physicians Services existing installed base	Offers mobile imaging services to medical providers in their facilities	Provides mobile diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine and healthcare expertise

Making Healthcare Convenient. **As Needed. When Needed. Where Needed.**

** Star entered into a Stock Purchase Agreement to sell its DMS Health Technologies, Inc. business unit for $18.75M. The Agreement is subject to customary closing conditions and is expected to close in Q1 2021.*

Digirad Health: Diagnostic Imaging

Star Equity Holdings

Designs, manufactures, and sells proprietary solid-state cameras with unmatched imaging and flexibility; Services existing installed base *



SUPERIOR

- Image quality
- Greater flexibility
- Smaller footprint
- Fast imaging acquisition times



NATION-WIDE FIELD SERVICE

Engineers provide flexible support for Digirad and non-Digirad models

- Remote Support
- Onsite Service
- Applications Support
- Preventative Maintenance
- Parts Support



FLEXIBLE SOLUTION

Customers: Physicians and Hospitals

Location: their offices, satellite clinics, healthcare facilities, and hospitals

Convenient: As needed, where needed, when needed



Digirad cameras

Ergo™
Cardius® X-ACT+
Cardius® 2 XPO
Cardius® 3 XPO







Website: https://www.digirad.com/cameras/

* Over the last 20 years, Digirad has manufactured approximately 1,000 imaging cameras

Digirad Health: Diagnostic Services



Offers mobile imaging services to medical providers on-site at their facilities as an alternative to purchasing equipment themselves or outsourcing procedures to other providers

Mainly Digirad cameras

 **SOLUTIONS / EQUIPMENT**
Provides turnkey, diagnostic solutions to hospitals and healthcare systems; offers a variety of solid-state imaging cameras (fixed-site and mobile systems)

 **STAFF**
Offers highly-skilled, trained, and certified nuclear medicine technologists and cardiac stress technicians



 **MAINTENANCE**
Services all major brands of nuclear gamma cameras

 **LICENSING**
Extensive portfolio of existing licenses and certifications

 **SUPPLIES**
Wide range of nuclear imaging supplies and radiopharmaceuticals

 **ACCREDITATION**
Assists clients with accreditation process



Website: https://www.digirad.com/diagnostic-services/

Digirad Health: Financial Highlights



Revenue by Healthcare Division ($ in million)

- FY 2018: $104.2 (Mobile Healthcare $42.9, Diagnostic Services $49.3, Diagnostic Imaging $12.0)
- FY 2019: $102.9 (Mobile Healthcare $41.3, Diagnostic Services $47.7, Diagnostic Imaging $13.9)
- 9M 2019: $75.3 (Mobile Healthcare $30.7, Diagnostic Services $35.7, Diagnostic Imaging $8.9)
- 9M 2020: $62.4 (Mobile Healthcare $26.5, Diagnostic Services $28.7, Diagnostic Imaging $7.2)

■ Diagnostic Imaging ■ Diagnostic Services ■ Mobile Healthcare *



Gross Profit by Healthcare Division ($ in million)

- FY 2018: $18.3 (Mobile Healthcare $3.7, Diagnostic Services $9.5, Diagnostic Imaging $5.1)
- FY 2019: $20.3 (Mobile Healthcare $5.0, Diagnostic Services $10.2, Diagnostic Imaging $5.1)
- 9M 2019: $13.9 (Mobile Healthcare $3.3, Diagnostic Services $7.6, Diagnostic Imaging $3.0)
- 9M 2020: $10.7 (Mobile Healthcare $3.2, Diagnostic Services $5.0, Diagnostic Imaging $2.5)

■ Diagnostic Imaging ■ Diagnostic Services ■ Mobile Healthcare*

* Star entered into a Stock Purchase Agreement to sell its DMS Health Technologies, Inc. business unit for $18.75M. The Agreement is subject to customary closing conditions and is expected to close in Q1 2021.

Business Divisions: Star Building & Construction

Star Equity Holdings



Building & Construction

Star Building & Construction

Building & Construction

Maine/New England

KBS Builders

- Designs and manufactures custom, modular housing units for single-family and multi-family projects
- Rapidly expanding presence in commercial-scale projects in the Greater Boston Area
- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Possesses largest production capacity of any modular manufacturer in New England

Minneapolis-area

EGBL

- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Designs and manufactures engineered wood products for single family homes and residential developments
- Distributes building materials and operates a professional lumber yard and showroom

Star Building & Construction: KBS Builders



Maine-based designer and manufacturer of modular housing units and wall panels



MODULAR UNITS

- Residential homes and town houses
- Apartment buildings and condos
- Multi-story commercial/office buildings
- Other commercial applications, hospitals, schools, etc.

 

 



BENEFITS OF MODULAR UNITS:

- Shorter construction period
- Significantly lower labor costs
- Design flexibility
- High quality control



Website: www.kbsbuildersinc.com/



3 MANUFACTURING PLANTS
Two operated by KBS
South Paris, Maine: approx. 90,000 sq. ft.; capacity of 500-600 modular units per year
Oxford, Maine: approx. 90,000 sq. ft.; partially re-opened in Sept. 2020 to manufacture wall panels; capacity of 400-500 modular units per year

One sub-leased to 3rd party
Waterford, Maine: approx. 60,000 sq. ft.; capacity of 250-350 modular units per year, if needed



GEOGRAPHIC FOOTPRINT
Expanding universe of single and multi- family homebuilders and commercial contractors and developers across New England

Average selling price now exceeds $50,000/box
Potential sales pipeline now exceeds $50 million



Goal: to expand production capacity to 750-1000 modules per year in the near term vs. actual 2019 production of ~230 modular units

Star Building & Construction: KBS Builders - Key 2020 Wins

Size	$6.7 Million	$2 Million
Client	Tocci Building Corporation	Martin Realty in a collaborative effort with the City of Quincy and HUD-VASH program
Scope	3-phase contract to manufacture 124 building modules creating 28 single-family and townhouse units for the U.S. Army Natick Soldier Systems Center in Natick, MA	Manufacture of 58 building modules to be used for the construction of 32 housing units to renovate and expand an existing mixed-use building for military veterans in downtown Quincy, MA
Plant	South Paris, ME	South Paris, ME
Delivery timing	Phase 1 and Phase 2 are complete Phase 3 to be completed in Q1 2021	Manufacturing commenced in June 2020 with deliveries completed before 2020 year-end

Star Building & Construction: EGBL

Two facilities, but managed together

EDGEBUILDER:

- Operates a **34,000 sq. ft.** leased wall panel and wood products manufacturing plant in **Prescott, WI**
- Services the **Midwest Area**
- Clients: **commercial** contractors

 **PRODUCTS**
Wall panels, permanent wood foundations, and engineered wood products

 **SERVICES**
Sustainable green building practices, quality structural components, advanced design solutions

 **BENEFITS**
Reduced building time, overhead & labor costs, defects, site thefts, and delays; customization and environmentally conscious materials

Website: https://edgebuilderwallpanels.com/







GLENBROOK:

- Operates a **30,000 sq. ft.** leased professional lumber yard and showroom in **Oakdale, MN**
- Services the upper Midwest states of **WI, IA, MN, ND, and SD**
- Clients: **commercial and residential** contractors

 **PRODUCTS**
Raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds

 **SERVICES**
Roofing, millwork, and customized design

 **SYNERGIES**
Using excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience







Website: https://glenbrooklumber.com/

Star Building & Construction: Financial Highlights





Business Divisions: Star Real Estate & Investments

Star Equity Holdings


KBS

Real Estate & Investments

Star Real Estate & Investments

Real Estate & Investments

Star Real Estate

- Owns and manages the real estate portfolio of Star's operating companies
- Optimizes financial leverage and cost of capital

Investments

- Strategic investments could be made in potential acquisition targets for Star

Star Real Estate

Formed in April 2019 with two purchase and leased back transactions:

Real Estate:
Star Real Estate Holdings USA, Inc. ("SRE")

- Acquired and manages three manufacturing plants in Maine; two plants were purchased from KBS and a third from a private company
- All involved in the construction of modular buildings for residential, multi-family, and commercial projects





SIGNIFICANT STRATEGIC VALUE & UPSIDE POTENTIAL

- Three plants are within 15 miles of each other – the **largest modular manufacturing footprint in New England**
  - One plant is running at full capacity, but could be expanded
  - One plant partially re-opened in September 2020
  - One is sublet to a local company
- Plenty of **available capacity to handle increased demand**



STRATEGY

- Future **acquisition targets could have underappreciated** real estate assets that could be placed into SRE
- SRE has raised its own debt and is self-funded
- Optimizes financial leverage and cost of capital

Financial Highlights & Growth Initiatives

Star Equity Holdings

Growing

SHAREHOLDER VALUE

through

OPERATIONAL EXCELLENCE AND DISCIPLINED CAPITAL ALLOCATION



Financial Highlights



Revenue by Business Division ($ in million)



Gross Profit by Business Division ($ in million)

Our Growth Strategy

ORGANIC GROWTH OPPORTUNITIES

Healthcare

- Increase demand for proprietary high-margin portable nuclear imaging cameras through continued advances in hardware design and security software upgrades
- Extend and grow high-margin post warranty camera support contracts through increased point of sale efforts
- Increase camera utilization and customer density at all DIS points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint of the DIS business through new and innovative product and service offerings to further grow business

Building & Construction

- Exploring ways to increase KBS's modular manufacturing output by expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modules per year in the near term; KBS's actual production in 2019 was ~ 230 modular units
- Recently entered structural wall panels markets in the New England area by partially re-opening idled Oxford plant
- KBS and EGBL both want to expand presence in their markets by growing output and adding new products and services

Real Estate & Investments

- Completed a financing via commercial mortgages for its three plants with proceeds used to fund working capital requirements for Building & Construction division

DISCIPLINED ACQUISITION STRATEGY

Seeking attractive acquisition opportunities to:

- **Expand existing business divisions** through bolt-on acquisitions

- Create **new business divisions** for Star

Financing Our Growth Strategy

PLAN FULLY FUNDED

- **Completed a $5.5 million public offering** in May 2020

- Issued **2,450,000 common stock** at a price of **$2.25/share**, and

- **Warrants to purchase common stock** up to a total of 1,225,000 shares

AGREEMENT TO SALE NON-CORE ASSETS FOR $20.14 MILLION

- Signed a Stock Purchase Agreement to sell **DMS Health Technologies, Inc. business unit for $18.75 million**

- The Agreement is subject to customary closing conditions, and is **expected to close in Q1 2021**

- **MD Office,** a small regional operation in Northern California, **was sold on February 1, 2021 for $1.39 million**

PROCEEDS TO FUND ....

- **Growth** in the Building & Construction segment

- **Debt reduction**

- **Acquisitions**

- **Working capital** and,

- Other **general corporate expenses**

Our Acquisition Strategy

TARGETS: PUBLIC OR PRIVATE COMPANIES

- **Market cap of $5-50M** that would be more valuable inside our holding company structure
- **Existing assets, earnings, and cash flows** (no start-ups or venture capital-type situations)
- **High SG&A and public company costs** as a percentage of revenue that can be eliminated inside Star
- **Opportunities for improved operating and financial** performance
- **Bolt-ons** for existing platform businesses or **create new** divisions
- Businesses with **growth potential**
- Sellers interested in **taking Star preferred stock (Nasdaq: STRRP)**

ACQUISITION SYNERGIES:

- Operating management teams freed up to **maximize operations and pursue growth opportunities**
- Sharing certain corporate functions will **reduce corporate overhead costs**
- **NOL at Star level should offset US taxable income** generated by operating businesses
- **Lower cost of capital**
- **Better access to capital**
- **Better capital allocation**

Investment Highlights



- Diversified business lines with multiple revenue streams

- Healthcare business historically has provided stable cash flow

- Building & Construction business has significant growth potential

- $114M of Revenue and $7.7M of Adj. EBITDA in 2019

- Platform for future bolt-on acquisitions & other growth opportunities

- Experienced management team with public company track record

Management Team

Star

Operating Companies



JEFFREY EBERWEIN
EXECUTIVE CHAIRMAN

- Over 25 years of Wall Street experience; Founder and CEO of Lone Star Value Management
- Portfolio Manager at Soros Fund Management and Viking Global
- CEO of Hudson Global, Inc., a global recruitment company; extensive public company Board experience
- Holds an MBA from The Wharton School, and a BBA from The University of Texas



DAVID NOBLE
CHIEF OPERATING OFFICER & CHIEF FINANCIAL OFFICER

- Joined Digirad in late 2018 after 20+ years of Wall Street experience in investment banking and capital markets; Lived and worked in NY and Asia, with extensive business travel to LatAm and Europe, prior to transitioning to the corporate sector
- 8+ years at Lehman Brothers and 12+ years at HSBC as Head of Equity Capital Markets for the Americas (more than a decade)
- Holds an MBA in Finance from MIT's Sloan School of Management and a BA from Yale University



MATTHEW MOLCHAN
CEO: DIGIRAD HEALTH, INC

- Joined Digirad in 2007 via the acquisition of Ultrascan, Inc.
- Previously held various executive positions in business development, finance and operations at Somera, Inc. and Equifax, Inc.
- Holds a BS in Economics from the US Air Force Academy and MBA in Finance from the University of Southern California



MATT MOSHER
GENERAL MANAGER: KBS BUILDERS, INC

- 14 years of senior management experience in a construction related field
- Holds Associate of Drafting Technology Degree from Northern Maine Community College



SCOTT JARCHOW
GENERAL MANAGER: EDGEBUILDER, INC

- 26 years in construction supply with positions in independent sales, sales management, and general management
- GM of Glenbrook Building Supply and EdgeBuilder prior to 2016 ATRM acquisition to present
- BA in Business Management from Bethel University and AA in Law Enforcement from Lakewood Community College





Appendix

Historical Financial Data: Statements of Operations ($ 000)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Revenues:				
Healthcare	$ 21,794	$ 25,596	$ 62,441	$ 75,306
Building & Construction	8,542	2,729	19,061	2,729
Real Estate & Investments	17	8	50	8
Total revenues	30,353	28,333	81,552	78,043
Cost of revenues:				
Healthcare	18,164	20,819	51,702	61,367
Building & Construction	7,289	2,252	16,352	2,252
Real Estate & Investments	65	66	196	243
Total cost of revenues	25,518	23,137	68,250	63,862
Gross profit	4,835	5,196	13,302	14,181
Operating expenses:				
Marketing, sales and general and administrative expenses	5,566	4,948	16,545	14,648
Amortization of intangible assets	802	399	2,420	965
Merger and finance costs	—	1,058	—	2,058
Total operating expenses	6,368	6,405	18,965	17,671
Loss from operations	(1,533)	(1,209)	(5,663)	(3,490)
Other income (expense):				
Other income (expense), net	135	3	967	(200)
Interest expense, net	(356)	(292)	(1,214)	(727)
Loss on sale of building	—	(4)	—	(236)
Loss on extinguishment of debt	—	—	—	(151)
Total other expense	(221)	(293)	(247)	(1,314)
Loss before income taxes	(1,754)	(1,502)	(5,910)	(4,804)
Income tax (expense) benefit	(6)	(2)	(90)	168
Net loss from continuing operations	(1,760)	(1,504)	(6,000)	(4,636)
Net income from discontinued operations	—	—	—	266
Net loss	(1,760)	(1,504)	(6,000)	(4,370)
Deemed dividend on Series A redeemable preferred stock	(474)	(106)	(1,442)	(106)
Net loss attributable to common shareholders	$ (2,234)	$ (1,610)	$ (7,442)	$ (4,476)
Net loss per share, attributable to common shareholders — basic and diluted:	$ (0.47)	$ (0.79)	$ (2.27)	$ (2.20)
Weighted-average shares outstanding – basic and diluted	4,724	2,046	3,280	2,038
Net loss	$ (1,760)	$ (1,504)	$ (6,000)	$ (4,370)
Other comprehensive income (loss):				
Reclassification of tax provision impact	—	—	—	22
Total other comprehensive income	—	—	—	22
Comprehensive loss	$ (1,760)	$ (1,504)	$ (6,000)	$ (4,348)

Supplemental Debt Information *($ 000)*

	September 30, 2020		December 31, 2019	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Revolving Credit Facility - Gerber KBS	$ 46	6.00 %	$ 1,111	7.50 %
Revolving Credit Facility - Premier	—	— %	2,925	6.25 %
Total Short-Term Revolving Credit Facilities	$ 46	6.00 %	$ 4,036	6.59 %
Revolving Credit Facility - SNB	$ 10,849	2.65 %	$ 17,038	4.26 %
Revolving Credit Facility - Gerber EBGL	1,257	6.00 %	—	— %
Total Long-Term Revolving Credit Facilities	$ 12,106	3.00 %	$ 17,038	4.26 %
LSV Co-Invest I Promissory Note ("January Note")	$ 668	12.00 %	$ 595	12.00 %
LSV Co-Invest I Promissory Note ("June Note")	1,150	12.00 %	1,023	12.00 %
LSVM Note	337	12.00 %	302	12.00 %
Total Notes Payable From Related Parties	$ 2,155	12.00 %	$ 1,920	12.00 %
Short Term Paycheck Protection Program Notes	$ 3,625	1.00 %	$ —	— %
Long Term Paycheck Protection Program Notes	3,023	1.00 %	—	— %
Total Paycheck Protection Program Notes	$ 6,648	1.00 %	$ —	— %

Term Loan Facilities	September 30, 2020
	Amount
Gerber - Star Term Loan	$ 1,900
Premier - Term Loan	819
Total Principal	2,719
Unamortized debt issuance costs	(363)
Total	$ 2,356

Historical Financial Data – Balance Sheets *($ 000)*

		September 30, 2020		December 31, 2019
Assets:				
Current assets:				
Cash and cash equivalents	$	4,267	$	1,821
Restricted cash		169		240
Equity securities		31		26
Accounts receivable, net		15,751		18,571
Inventories, net		9,000		7,097
Other current assets		2,360		1,794
Total current assets		31,578		29,549
Property and equipment, net		18,129		22,138
Operating lease right-of-use assets		4,631		4,827
Intangible assets, net		20,484		22,903
Goodwill		9,978		9,978
Other assets		1,155		1,165
Total assets	$	85,955	$	90,560
Liabilities, Mezzanine Equity and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	7,025	$	8,932
Accrued compensation		3,735		4,579
Accrued warranty		237		421
Deferred revenue		2,293		1,786
Short-term debt and current portion of long-term debt		4,260		4,036
Payable to related parties		2,155		1,920
Operating lease liabilities, current portion		1,839		1,866
Other current liabilities		3,355		4,638
Total current liabilities		24,899		28,178
Long-term debt, net of current portion		16,896		17,038
Deferred tax liabilities		90		23
Operating lease liabilities, net of current portion		2,881		3,073
Other liabilities		1,031		1,551
Total liabilities		45,797		49,863
Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Redeemable preferred stock, 8,000,000 shares liquidation preference ($10.00 per share), 1,915,637 shares issued or outstanding at September 30, 2020 and December 31, 2019, respectively		21,041		19,602
Stockholders' equity:				
Common stock, $0.0001 par value: 30,000,000 shares authorized; 4,750,951 and 2,050,659 shares issued and outstanding (net of treasury shares) at September 30, 2020 and December 31, 2019, respectively		—		—
Treasury stock, at cost; 258,849 shares at September 30, 2020 and December 31, 2019, respectively		(5,728)		(5,728)
Additional paid-in capital		149,374		145,352
Accumulated deficit		(124,529)		(118,529)
Total stockholders' equity		19,117		21,095
Total liabilities, mezzanine equity and stockholders' equity	$	85,955	$	90,560

Capitalization Table

Fully Diluted Capital Structure (Pfd @ $10) as of September 30, 2020

	Shares	Price	Market Value
Common Shares	4,750,951	$ 2.49	$ 11,830,000
Warrants [1]	1,027,430	$ 0.24	$ 247,000
10% Series A Preferred [2]	1,915,637	$ 10.00	$ 21,194,000
Net Debt [3]			$ 12,227,000
Enterprise Value			$ 45,498,000

Debt Schedule as of September 30, 2020

	Amount	Current Rate [6]
Sub-Level Debt:		
Digirad Health	$ 10,849,000	2.65%
KBS	$ 46,000	6.00%
EGBL [4]	$ 2,076,000	5.90%
Star Real Estate	$ 1,537,000	6.75%
ATRM	$ 2,155,000	12.00%
Total Debt	$ 16,663,000	4.65% [5]
Cash	$ (4,436,000)	
Net Debt	$ 12,227,000	

(1) In terms of shares. Expire May 28, 2025. Strike price of $2.25 per share. Price is the difference between the 9/30 closing common stock price and strike price.

(2) Based on par value of $10 per share. Includes accrued dividends.

(3) Excludes PPP loans, all of which are expected to be forgiven.

(4) EGBL interest rate is calculated using the weighted average of two loans.

(5) Weighted average cost of debt.

(6) Does not include financing fees.

Other Publicly-Traded Holding Companies

Small Cap:	Ticker	Market Cap[1]	Business Highlights
ALJ Regional Holdings Inc.	ALJJ	31	• Business process outsourcing services • Printing services • Finished home products manufacturing
Crawford United Corp	CRAWA	51	• Aerospace manufacturing • Marketing technology • Metal, silicone, and hydraulic hoses • Air handling and energy efficient solutions
Elah Holdings Inc.	ELLH	61	• Recently reorganized holding company • Co-sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management
Great Elm Capital Group Inc.	GEG	76	• Durable medical equipment • Real estate • Investment management
BBX Capital Corp	BBXIA	89	• Vacation ownership interests • Real estate • Chocolate and confectionary products
HC2 Holdings Inc.	HCHC	114	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Ault Global Holdings Inc.	DPW	121	• Defense and aerospace • Financial services
Steel Partners Holdings LP[2],[3]	SPLP	156	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
SWK Holdings Corp	SWKH	179	• Financial services for life science companies, including royalty-related financing
Boston Omaha Corp[3]	BOMN	436	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	RILY	637	• Financial services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	CODI	1,237	• Consumer goods manufacturing • Environmental services

(1) Based on Bloomberg data as of 12/31/20 - $ in millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.

Contact us



Jeff Eberwein

Executive Chairman

David Noble

COO/CFO

admin@starequity.com



Investor Relations

Lena Cati

The Equity Group Inc.

Vice President

212-836-9611 / lcati@equityny.com

Star Equity Holdings

February 2021

Growing shareholder value through operational excellence and disciplined capital allocation

Common Stock: (*Nasdaq: STRR*)
4.8 million shares as of 9/30/20

Series A Preferred Stock: (*Nasdaq: STRRP*)
1.92 million shares as of 9/30/20
10% annual cash dividend

- Transformed into a diversified holding company through the acquisition of ATRM Holdings (Sep. 2019)
- New company structure: separate business divisions with shared corporate functions
- Tax-efficient Series A 10% Preferred stock (non-convertible) issued as consideration in the transaction
- In May 2020, completed a $5.5 million public offering; growth plans now fully funded
- Announced planned sale of DMS Health segment (Mobile Healthcare)* and changed name to Star Equity Holdings ("Star") in Q1 2021

Star currently has three divisions:


Digirad

Healthcare

Across the USA

Diagnostic Imaging

Designs, manufactures, and sells proprietary solid-state mobile imaging cameras for hospitals and physicians

Services existing installed base

Digirad cameras

Diagnostic Services

Offers mobile imaging services to medical providers in their facilities

Mainly Digirad cameras

Mobile Healthcare *

Provides mobile diagnostic imaging including CT, MRI, PET, PET/CT, and nuclear medicine and healthcare expertise

Non-Digirad cameras



Building & Construction

Maine/New England

KBS Builders

Designs and manufactures modular housing units

Designs and manufactures wall panels

Commercial and residential projects

Minneapolis-area

EGBL

Designs and manufactures wall panels and engineered wood products

Distributes building materials and operates a professional lumber yard and showroom

Commercial and residential projects


KBS

Real Estate & Investments

Star Real Estate

Owns and manages real estate portfolio of Star's operating companies

Investments

Strategic investments could be made in potential acquisition targets for Star

** Star entered into a Stock Purchase Agreement to sell its DMS Health Technologies, Inc. business unit for $18.75M. The Agreement is subject to customary closing conditions and is expected to close in Q1 2021.*

Star Business Divisions and Corporate Structure

CURRENT OPERATING BUSINESSES

Healthcare
CEO: Matt Molchan

Building & Construction
GMs: Matt Mosher/Scott Jarchow

(bolt-on acquisitions to expand existing divisions)

FUTURE OPERATING BUSINESSES

Future Acquisition 1

Future Acquisition 2

(future acquisitions to create new business divisions)

OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

Star's Management

Executive Chairman (Jeff Eberwein)
COO/CFO (David Noble)
Board of Directors

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Real Estate & Investments

Real Estate & Investments

Benefits of Holding Company Structure

- **Enhanced revenue, cash flow, and earnings** due to stronger growth, cost savings, and other efficiencies

- Optimized and disciplined capital allocation to **maximize returns** over the long term

- **Operating CEOs focused on operations and growth**

- **Platform for future bolt-on acquisitions** and other growth opportunities

---

Investment Highlights

FY 2019 Highlights (vs. FY 2018)

$114.2M
Revenue
+9.6%

$22.1M
Gross Profit
+21.0%

$7.7M
Adjusted EBITDA[1]
+29.2%

$3.0M
Free Cash Flow [1]
vs $5.0M

Tax Asset

$91.6M
NOL [2] @ 12/31/2019

(1) This presents non-GAAP financial measures. A discussion of the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding Star's financial condition and results of operations is included as Exhibit 99.2 **(with a reconciliation included in Exhibit 99.1)** to Star's report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2020, May 15, 2020, May 15, 2020, August 13, 2020, and November 13, 2020, respectively.
(2) Net operating loss carryforward can be used to offset US taxable income from any source.

Contacts

Star Equity Holdings
Jeffrey E. Eberwein, Executive Chairman
admin@starequity.com
Investor Relations
Lena Cati, The Equity Group Inc.
212-836-9611 / lcati@equityny.com

Our Growth Strategy

Organic Growth Opportunities

Healthcare
- Increase demand for proprietary high-margin portable nuclear imaging cameras through continued advances in hardware design and security software upgrades
- Extend and grow high-margin post warranty camera support contracts through increased point of sale efforts
- Increase camera utilization and customer density at all DIS points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint of the DIS business through new and innovative product and service offerings to further grow business

Building & Construction
- Exploring ways to increase KBS's modular manufacturing output by expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modules per year in the near term; KBS's actual production in 2019 was ~230 modular units
- Recently entered structural wall panels markets in the New England area by partially re-opening idled Oxford plant
- KBS and EGBL both want to expand presence in their markets by growing output and adding new products and services

Real Estate & Investment
- Completed a financing via commercial mortgages for its three plants with proceeds used to fund working capital requirements for Building & Construction division

Disciplined Acquisition Strategy

Seeking attractive acquisition opportunities to:

- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions** for Star

Financing Our Growth Strategy

PLAN FULLY FUNDED
- **Completed a $5.5 million public offering** in May 2020
- Issued **2,450,000 common stock** at a price of **$2.25/share**, and
- **Warrants to purchase common stock** up to a total of 1,225,000 shares

AGREEMENT TO SALE NON-CORE ASSETS FOR $20.14 MILLION
- Signed a Stock Purchase Agreement to sell **DMS Health Technologies, Inc. business unit for $18.75 million**
- Subject to customary closing conditions, the Agreement is **expected to close in Q1 2021**.
- **MD Office,** a small regional operation in Northern California, **was sold on February 1, 2021 for $1.39 million**

February 2021